Exhibit 99.1

YM BIOSCIENCES REPORTS AEROLEF™ RANDOMIZED PHASE IIB TRIAL
MEETS PRIMARY ENDPOINT IN PATIENTS WITH POST-SURGICAL PAIN

MISSISSAUGA, Canada - May 2, 2007 - YM BioSciences Inc. (AMEX:YMI, TSX:YM, AIM:YMBA), an oncology company that identifies, develops and commercializes differentiated products for patients worldwide, today announced top-line results from its randomized, placebo-controlled Phase IIb trial of AeroLEF™ in opioid naïve patients with post-operative pain following orthopedic surgery. AeroLEF™ met the primary endpoint of the study, showing a statistically significant difference in SPRID4 from placebo (p=0.0194).

AeroLEF™ is a unique, inhaled-delivery composition of free and liposome-encapsulated fentanyl in development for the treatment of moderate to severe pain, including cancer pain. Unlike fixed dose approaches to opioid delivery, where a significant titration period is often required to determine the suitable dose for the patient, AeroLEF™ is being developed as a non-invasive patient self-titrated delivery system designed to enable patients to identify and select a personalized dose for each pain episode, achieving both rapid onset and extended duration of analgesia.

The trial evaluated the SPRID4 for AeroLEF™ compared with placebo for the treatment of the first pain episode. SPRID4 is a summary of the combined changes in pain relief and in pain intensity that patients report over the first 4 hours following initiation of dosing. The trial also examined a number of secondary endpoints including various measurements of pain relief, pain intensity, as well as onset and duration of analgesia, that are commonly used as indicators of efficacy for acute pain products. Various safety measurements were also examined.

“These results continue to demonstrate the unique potential for AeroLEF™ to be further developed into a valuable product for pain management across a broad range of indications, which could include post-operative pain, medical emergency pain and breakthrough pain,” said David Allan, Chairman and CEO of YM BioSciences. “We look forward to completing a detailed analysis of the numerous secondary endpoints and safety data from this study to extend the information we will make available. These results will also be used to enhance the design of the additional Phase II trial that we are planning for the U.S. as well as the eventual Phase III trial.

Clinical Trial Design
The Phase IIb clinical study (DLXLEF-AP4) was a 2-part, multi-center study to evaluate the efficacy, safety and tolerability of repeated, self-titrated inhalation of AeroLEF™ for the treatment of acute post-operative pain following orthopedic surgery. Part 1 of the study was a 21 patient open-label, lead-in study to ensure consistency of AeroLEF™ administration across study sites. Results of Part I of the Phase IIb study were presented at the 2006 American Society of Anesthesiologists (ASA) Annual Meeting in Chicago, IL.

Part 2 was a 99 patient randomized, placebo-controlled study. The treatment phase of the study began in the post-anesthetic care unit (PACU) after completion of surgery when the patient reported a pain intensity score (PI) of at least 2 (moderate pain) on a 4-point verbal rating scale (0 [none] to 3 [severe pain]). The clinical trial study period was up to 12 hours and patients were allowed to self-administer AeroLEF™ to treat up to two additional pain episodes during the study period.

About YM BioSciences
YM BioSciences Inc. is an oncology company that identifies, develops and commercializes differentiated products for patients worldwide. The Company has two late-stage products: nimotuzumab, a humanized monoclonal antibody that targets the epidermal growth factor receptor (EGFR) and is approved in several countries for treatment of various types of head and neck cancer; and AeroLEF™, a unique, inhaled-delivery composition of free and liposome-encapsulated fentanyl in development for the treatment of moderate to severe pain, including cancer pain.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that nimotuzumab will continue to demonstrate a competitive safety profile in ongoing and future clinical trials; and that YM and its various partners will complete their respective clinical trials within the timelines communicated in this release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:
Thomas Fechtner, the Trout Group LLC	James Smith, the Equicom Group Inc.
Tel. +1-212-477-9007 x31	Tel. +1-416-815-0700 x 229
Fax +1-212-460-9028	Fax +1-416-815-0080
Email: tfechtner@troutgroup.com	Email: jsmith@equicomgroup.com